Exhibit 99.85

Consent of Independent Auditors

We consent to the reference to our Firm under the caption “Interests of Experts” (included in Exhibit 99.58) and to the use in the Registration Statement on Form 40-F of Akumin Inc. for the registration of its common shares of our report dated March 31, 2020, with respect to the consolidated balance sheet as at December 31, 2019 and the consolidated statements of net income and comprehensive income, changes in equity and cash flows for the year then ended.

/s/ Ernst & Young LLP

Miami, Florida

August 28, 2020